Exhibit 99.14

SUMMARY PARTICULARS

1.                                      Listing Particulars

Listing Particulars dated 3 February 2004 and prepared in accordance with the Listing Rules of the UK Listing Authority under Section 74 of the Financial Services and Markets Act 2000 (“FSMA”) have been published and alone contain full details relating to Bookham Technology plc (“Bookham”) and the Ordinary Shares to be issued, credited as fully paid, in connection with the acquisition of New Focus, Inc. (“New Focus”) by way of merger with a wholly-owned subsidiary of Bookham.

The Directors and Proposed Directors are satisfied that these Summary Particulars contain a fair summary of the key information set out in the Listing Particulars.

These Summary Particulars have been authorised for issue by the UK Listing Authority without approval of their contents.

In these Summary Particulars, where appropriate and for illustrative purposes only, amounts quoted in United States dollars have been converted into sterling at the rate of US$1.82 to £1.00 in relation to the termination fee as set out in paragraph 3.6 of the Summary Particulars and in all other cases at the rate of US$1.66 to £1.00.

2.                                      Directors, proposed directors and registered office

2.1                                 The directors and company secretary of Bookham and their current functions are as follows:

Andrew George Rickman	Chairman
David Simpson	Non-executive Vice Chairman
Giorgio Anania	President and Chief Executive Officer
Lori Holland	Non-executive Director
Wilbur Arthur Porter	Non-executive Director
Jack St. Clair Kilby	Non-executive Director
Robert James Rickman	Non-executive Director
Joseph Cook	Non-executive Director
Philip Davis	Company Secretary

The registered office of Bookham is at 90 Milton Park, Abingdon, Oxfordshire OX14 4RY, England.

2.2                                 The proposed directors of Bookham and their functions will, following Completion, be as follows:

Winston Su-Kee Fu	Non-executive Director
Peter Frank Bordui	Non-executive Director

3.                                      The Acquisition

3.1                                 The Acquisition is to be effected by a statutory merger under the laws of the State of Delaware, US. Under the terms of the Acquisition Agreement, a wholly owned subsidiary of Bookham, Budapest Acquisition Corp., will merge with and into New Focus, with New Focus surviving as a wholly owned subsidiary of Bookham.

3.2                                 Pursuant to the terms of the Acquisition Agreement, if the conditions of the Acquisition are met, immediately prior to Completion, each New Focus Stockholder will be entitled to receive a cash distribution from New Focus in the amount of $2.19 per share of New Focus common stock held.

3.3                                 The aggregate consideration for the Acquisition is to be up to 86,000,000 new Ordinary Shares comprising 78,379,716 Consideration Shares and up to 7,620,284 new Ordinary Shares reserved for the exercise of the assumed New Focus Options. Under the terms of the Acquisition Agreement, each outstanding share of New Focus common stock will be automatically cancelled and converted into the right to receive 1.2015 ADSs, or, at the election of the New Focus Stockholder, the equivalent number of Ordinary Shares.

3.4                                 In relation to the New Focus Options, at Completion, each outstanding New Focus Option will be assumed by Bookham and will become, on the same terms and conditions as were applicable to the option under New Focus option plans and agreements prior to Completion, an option to purchase a unit consisting of 1.2015 Ordinary Shares and $2.19 for each share of New Focus common stock subject to that option before the Acquisition. The exercise price per unit for each of these units will be the exercise price per share of New Focus common stock applicable to that option before Completion. The number of Ordinary Shares issuable upon any particular exercise of any New Focus option assumed will be rounded to the nearest whole number of Ordinary Shares (with 0.5 and above being rounded up to the nearest whole share).

3.5                                 On Completion, two directors of the current board of directors of New Focus will join the Board as non-executive Directors. Jack Kilby, a non-executive Director, will retire from the Board on Completion.

3.6                                 New Focus has agreed to pay the Company a termination fee of $7 million (£3.8 million) if the Acquisition Agreement is terminated, by the Company, under certain circumstances.

3.7                                 Completion of the Acquisition will, inter alia, be subject to satisfaction of the following conditions:

•                                          the passing at the Extraordinary General Meeting of the Resolutions;

•                                          the approval of the New Focus Stockholders;

•                                          the representations and warranties given by New Focus shall be true and correct at the time of Completion except for inaccuracies that have not had and are not reasonably likely to have, individually or in the aggregate, a material adverse effect on New Focus (or, if it does, that it is waived by Bookham);

•                                          the representations and warranties given by Bookham shall be true and correct at the time of Completion except for inaccuracies that have not had and are not reasonably likely to have, individually or in the aggregate, a material adverse effect on Bookham (or, if it does, that it is waived by New Focus);

•                                          all necessary authorisations, consents and orders relating to competition or anti-trust in connection with the Acquisition being obtained; and

•                                          admission of the Consideration Shares to the Official List and admission to trading of the Consideration Shares to the London Stock Exchange’s main market for listed securities.

3.8                                 Bookham will appoint an exchange agent who will exchange certificates representing shares of New Focus common stock outstanding immediately prior to Completion for American Depositary Receipts representing ADSs or, if a New Focus Stockholder properly elects, certificates representing Ordinary Shares, and any cash issuable in lieu of fractional shares. If no election to receive Ordinary Shares is made within 30 days of the date of the letter of transmittal, a New Focus Stockholder will receive ADSs.

3.9                                 As soon as reasonably practicable and in any event within ten business days after Completion, Bookham will cause the exchange agent to mail to each holder of record of a certificate representing shares of New Focus common stock outstanding immediately prior to Completion, a letter of transmittal which the holder must properly complete and deliver to the exchange agent along with the holder’s certificate or certificates for New Focus common stock, and instructions for effecting surrender of the certificate. The letter of transmittal will include a form of election by which the New Focus Stockholder may elect to receive the consideration for the Acquisition in the form of Ordinary Shares instead of ADSs. Any New Focus Stockholder who fails to submit a properly completed form of election will receive ADSs when the holder delivers to the exchange agent a properly completed letter of transmittal and the holder’s certificate(s) representing shares of New Focus common stock.

3.10                           Until properly surrendered, each certificate representing shares of New Focus common stock outstanding immediately prior to Completion will, after Completion, represent only the right to receive upon proper surrender, ADSs or Ordinary Shares, cash in lieu of fractional shares and any dividends or distributions payable, as described below.

3.11                           After a New Focus Stockholder delivers certificates for those shares, a signed transmittal letter and, if applicable, a signed form of election, to the exchange agent, the New Focus Stockholder will be entitled to receive in exchange for the holder’s shares of New Focus common stock:

•                                          the number of ADSs or, if a properly completed form of election is delivered, to the extent elected, Ordinary Shares, into which the New Focus Stockholder’s common stock were converted in the Acquisition, excluding any fractional shares; and

•                                          a cheque in the amount, after giving effect to any required tax withholdings, of:

•                                          cash in lieu of any fractional interest in ADSs or Ordinary Shares on the terms described below; plus

•                                          any dividends or other distributions that the holder has the right to receive, including dividends or other distributions, without interest, payable with respect to the holder’s ADSs or Ordinary Shares with a record date after Completion and a payment date on or before the date the holder properly delivers New Focus common stock certificates to the exchange agent.

3.12                           The exchange agent will not deliver fractional ADSs or Ordinary Shares in connection with the Acquisition. Instead, each New Focus Stockholder who would otherwise have received a fraction of an ADS or Ordinary Share, as applicable, will receive cash (without interest) in an amount equal to such fractional part of an ADS or Ordinary Share multiplied by the average of the last reported sales price of ADSs at 4:00 pm, Eastern time, US, the end of regular trading hours on the NASDAQ National Market during the ten consecutive trading days ending on the last trading day prior to Completion.

4.                                      Information relating to Bookham

4.1                                 The Company principally designs, manufactures and markets optical components, modules and subsystems for the telecommunications industry. It also manufactures high speed electronics components for the telecommunications, defence and space industries. In 2002, the Company was redefined through the acquisitions of the optical components businesses of Marconi Optical Components Limited, a wholly owned subsidiary of Marconi plc and Nortel Networks, in order to meet customer demand for full-line, independent, solutions-capable partners who can provide a full range of components as well as complete subsystems. These acquisitions enable the Company to offer a comprehensive product set comprising actives, passives and amplifiers based both on new technologies and products that are established and widely deployed.

4.2                                 In October 2003, Bookham acquired the entire issued share capital of Ignis, a company based in San Jose, California for £9.6 million issuing 8,020,816 Ordinary Shares and the assumption of warrants over 48,836 Ordinary Shares as consideration. Up to an additional 780,843 Ordinary Shares may be issued in early 2005 should Ignis meet a revenue target of at least $4 million for financial year 2004.

4.3                                 In July 2003, Bookham acquired substantially all of the assets and certain liabilities of Cierra, a company based in Santa Rosa, California for £2.3 million issuing 3,071,484 Ordinary Shares as consideration. Up to an additional 4.2 million Ordinary Shares may be issued should the Cierra business meet a revenue target of at least $5 million in the 12 month period to 1 October 2004 or at least $8.5 million in the 12 month period to 1 October 2005.

4.4                                 On 28 October 2003, the Company announced its third quarter and nine month results for the period ended 28 September 2003 (the “Bookham Interim Results”), which showed revenues for the nine months of £65.2 million, up 221 per cent. compared with the same period in 2002.

4.5                                 The net loss for the nine months ended 28 September 2003 was £72.3 million. This compares with a net loss of £55.2 million in the corresponding period in 2002.

4.6                                 The Bookham Interim Results are summarised below and set out in full in Section B of Part V of the Listing Particulars.

4.7                                 Since the publication of the Bookham Interim Results, trading has continued broadly in line with management expectations despite the continuation of a difficult market environment.

4.8                                 The Directors expect the Acquisition to increase the critical mass of the Enlarged Group’s non-telecommunications business, enabling the Enlarged Group to diversify its customer base. The Acquisition will also provide significant additional cash resources for the Enlarged Group.

5.                                      Information about New Focus

5.1                                 New Focus develops and manufactures photonics and microwave solutions for diversified markets within the semiconductor, defence, research, industrial, biotech/medical, and telecommunications test and measurement industries. Its products include tunable lasers for test and measurement applications, microwave radio-frequency (RF) amplifiers, and advanced photonics tools. New Focus’ photonics tools products include instruments and tools used for generating, measuring, moving, manipulating, modulating and detecting optical signals in semiconductor, defence, research, industrial, biotech/medical and telecommunications test and measurement applications. Its tunable lasers products include tunable laser instruments and sub-systems and are used in semiconductor metrology, test and measurement and metrology, biomedical, optical spectroscopy, and a range of research applications. New Focus’ microwave RF amplifier products are high-speed, low-noise electronic amplifier modules and are used principally in defence and aerospace applications.

5.2                                 On 28 October 2003, New Focus announced its third quarter and nine month results for the period ended 28 September 2003 (the “New Focus Interim Results”), which showed net revenues of $20.1 million (£12.1 million), down from $26.0 million (£15.7 million) in the same period of 2002.

5.3                                 New Focus recorded a net loss for the nine months ended 28 September 2003 of $16.7 million (£10.1 million), down from a net loss of $95.1 million (£57.3 million) in the same period of 2002.

5.4                                 Following the close of its third quarter 2003, New Focus began to see an improved order flow for its product lines. As a result of this improved order flow, New Focus announced that it expected net revenues for the fourth quarter 2003, which would be composed of product revenues only, to be in the range of $6.5 to $7.0 million (£3.9 to £4.2 million). New Focus has also indicated that three new low-cost suppliers in southeast Asia would be on line in the fourth quarter, which would eliminate the unfavourable material cost effects that New Focus has experienced during the second and third quarters 2003. As a result of this and other actions, New Focus noted that the gross margin percentage on product revenues should show sequential improvement between the third and fourth quarters of 2003.

5.5                                 The New Focus Interim Results are summarised below and set out in full in Section D of Part V of the Listing Particulars.

6.                                      Summary Financial Information

A.                                    Bookham

The following summary consolidated financial information of Bookham has been extracted without material adjustment or derived from the audited consolidated financial statements of the Company for the three years ended 31 December 2002 and from the unaudited consolidated interim results of Bookham for the nine months ended 28 September 2003.

Because this is summary financial information, reference should also be made to Sections A and B of Part V of the Listing Particulars.

Consolidated profit and loss account data

	Nine months ended September 28,
		Year ended December 31,
	2003	2002	2001	2000
	(in thousands)

U.K. GAAP
Group turnover	£65,150	£34,603	£21,921	£26,301
Operating loss	£(74,546)	£(106,701)	£(124,165)	£(38,635)
Loss for the financial period	£(72,329)	£(101,360)	£(113,238)	£(29,065)

Basic and diluted loss per ordinary share and ADS	£(0.35)	£(0.67)	£(0.88)	£(0.25)
Basic and diluted weighted average number of shares	205,937	150,996	128,533	116,232
U.S. GAAP
Net revenues	£65,150	£34,603	£21,921	£26,301
Operating loss	£(72,053)	£(114,420)	£(124,953)	£(37,481)
Net loss	£(71,011)	£(109,959)	£(114,145)	£(27,992)

Basic and diluted loss per ordinary share and ADS	£(0.34)	£(0.73)	£(0.89)	£(0.24)
Basic and diluted weighted average number of shares	205,937	150,996	128,533	116,232

Consolidated balance sheet data

	At September 28, 2003	At December 31,
		2002	2001	2000
	(in thousands)

U.K. GAAP
Total assets	£178,157	£244,497	£228,624	£331,519
Equity shareholders’ funds	£111,241	£180,438	£210,870	£304,062
Long-term obligations	£34,137	£34,757	£79	£1,885
Share capital	£694	£683	£434	£424

Consolidated profit and loss account data

	At September 28, 2003	At December 31,
		2002	2001	2000
	(in thousands)

U.S. GAAP
Total assets	£152,702	£218,395	£228,624	£331,519
Total shareholders’ equity	£85,865	£154,415	£210,949	£305,050
Long-term obligations	£34,085	£34,678	£—	£897
Share capital	£694	£683	£434	£424

B.                                    New Focus

The following summary consolidated financial information of New Focus has been extracted without material adjustment or derived from the audited annual reports of New Focus filed on Form 10-K with the SEC for each of the three years ended 29 December 2002 and from the quarterly report of New Focus filed under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended for the quarterly period ended 28 September 2003. Because this is summary financial information, reference should also be made to Sections C and D of Part V of the Listing Particulars.

	Nine months ended September 28, 2003
		Fiscal year ended
		December 29, 2002	December 30, 2001(1)	December 31, 2000
	(in thousands, except for per share data)

U.S. GAAP
Consolidated Statement of Operations Data:
Net revenues	$20,099	$33,388	$92,639	$80,358
Cost of net revenues	14,987	43,627	112,004	64,346
Gross profit (loss)	5,112	(10,239)	(19,365)	16,012
Operating expenses:
Research and development, net	6,458	20,478	48,824	26,391
Sales and marketing	4,368	8,227	10,191	5,880
General and administrative	8,410	14,561	20,855	9,813
Amortization of goodwill and other intangibles	519	3,014	54,459	—
Impairment of goodwill and other intangibles	—	7,692	289,308	—
In-process research and development	—	—	13,400	—
Restructuring and other charges	3,929	72,233	17,770	—
Amortization of deferred compensation	883	8,012	58,132	23,747
Total operating expenses	24,567	134,217	512,939	65,831
Operating loss	(19,455)	(144,456)	(532,304)	(49,819)
Interest and other income, net	2,805	40,345	16,880	13,851
Loss before provision (benefit) for income taxes	(16,650)	(104,111)	(515,424)	(35,968)
Provision (benefit) for income taxes	—	700	(20,000)	6
Net loss	$(16,650)	$(104,811)	$(495,424)	$(35,974)

Basic and diluted net loss per share	$(0.26)	$(1.40)	$(6.78)	$(0.92)

Shares used to compute basic and diluted net loss per share	63,598	75,105	73,045	38,914

	September 28, 2003	December 29, 2002	December 30, 2001(1)	December 31, 2000
	(in thousands)

U.S. GAAP
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$249,722	$279,358	$294,655	$485,493
Working capital	246,086	273,499	297,898	501,983
Total assets	282,430	317,364	429,724	600,944
Long term debt, less current portion	—	—	7	111
Total stockholders’ equity	257,225	286,554	408,110	567,110

(1)                                  Data for 2001 include the results of operations for JCA Technology, Inc. and Globe Y Technology, Inc. subsequent to their acquisition dates of January 16, 2001 and February 15, 2001, respectively.

(2)                                  In 1999, New Focus changed its year end from March to December, resulting in a nine-month fiscal year for 1999.

C.                                    Summary Reconciliation of New Focus’ financial information to conform with Bookham accounting policies

The differences between the accounting policies adopted by New Focus under US GAAP and those adopted by Bookham under UK GAAP which would give rise to material adjustments related to the calculation and impairment of goodwill and intangible assets. An unaudited restatement of New Focus’ financial information under Bookham’s accounting policies is set out below:

				Nine months ended 28 September 2003
	Year ended
	31 December 2000	30 December 2001	29 December 2002
	$’000	$’000	$’000	$’000

(a) Net loss for the period	(35,974)	(495,424)	(104,811)	(16,650)
Adjustments:
Goodwill and intangibles amortisation	—	(17,341)	2,936	515
(Increase)/decrease in impairment charge	—	(124,586)	7,640	—
In progress, research and development	—	13,400	—
Accelerated impairment charge	—	(11,949)	—	—
Net loss for the period after adjustment to accord with Bookham accounting policies	(35,974)	(635,900)	(94,775)	(16,135)

Net loss per share after adjustment to accord with Bookham accounting policies	$(0.92)	$(8.71)	$(1.26)	$(0.25)

Number of shares (thousands) used to compute loss per share	38,914	73,045	75,105	63,598

(b) Shareholder’s equity as reported in the consolidated balance sheet	567,110	408,110	286,554	257,225
Adjustments:
Increase in goodwill	—	141,927	141,927	141,927
Impairment of goodwill	—	(141,927)	(141,927)	(141,927)
Accelerated impairment of goodwill	—	(11,949)	(1,374)	(858)
Shareholders’ equity as adjusted to accord with Bookham accounting policies	567,110	396,161	285,180	256,367

The summary reconciliation presented above is a summary of the full reconciliation of New Focus’ financial information to conform with Bookham accounting policies included in Section E of Part V of the Listing Particulars. Ernst & Young LLP reported without qualification on the reconciliation included in Section E of Part V of the Listing Particulars solely for the purpose of Listing Rule 12.11 and on the basis of Statements of Investment Circular Reporting Standards in the UK.

7.                                      Working Capital

In the opinion of the Company, the working capital available to the Enlarged Group is sufficient for the Enlarged Group’s present requirements, that is for at least the next 12 months from the date of publication of this document.

8.                                      Significant Changes

8.1                                 There has been no significant change in the financial or trading position of the Group since 28 September 2003, being the date to which the most recent unaudited quarterly results were published.

8.2                                 There has been no significant change in the financial or trading position of the New Focus Group since 28 September 2003, being the date to which its most recent unaudited quarterly results were published.

9.                                      Material Litigation Relating to Bookham

Neither the Company nor any of its subsidiaries is, or has been, engaged in any legal or arbitration proceedings, including any such proceedings which are pending or threatened of which the Company is aware, which may have or has had during the twelve months prior to the date hereof, a significant effect on the Group’s financial position.

10.                               Material Litigation Relating to New Focus

10.1                           On 13 February 2002, Howard Yue, the former sole shareholder of Globe Y Technology, Inc., a company acquired by New Focus in February 2001, filed a lawsuit against New Focus and several of its officers and directors in Santa Clara County Superior Court. The lawsuit is captioned Howard Yue v. New Focus, Inc. et al, Case No. CV808031, and asserts claims stemming from New Focus’ acquisition of Globe Y. The plaintiff has amended his complaint several times following the Court’s dismissal of his earlier complaints. Currently, the plaintiff’s third amended complaint alleges eight causes of action against defendants New Focus, Ken Westrick, William Potts, Jr. and Timothy Day as follows: violation of §25400 and §25500 of the California Corporations Code against New Focus and Ken Westrick; violation of §§1709-1710 of the California Civil Code against all defendants; violation of §17200 and §17500 of the California Business & Professions Code against New Focus; fraud and deceit by concealment against all defendants; fraud and deceit by active concealment against all defendants; fraud and deceit based upon non-disclosure of material facts against all defendants; negligent misrepresentation against all defendants; and breach of contract and the duty of good faith and fair dealing against New Focus. The complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief.

10.2                           On 6 October 2003, New Focus filed a cross-complaint against Mr. Yue seeking damages arising from Mr. Yue’s misrepresentations to New Focus in the acquisition of Globe Y by New Focus. Discovery is ongoing in both the lawsuit by Mr. Yue and New Focus’ cross-complaint. New Focus has certain counterclaims against Mr. Yue as well as the following defences against Mr. Yue’s claims: the doctrines of estoppel, waiver and consent; plaintiff’s coming to the action with unclean hands; plaintiff’s breach of contract; plaintiff’s failure to fulfil any contractual conditions precedent; plaintiff’s failure to mitigate damages, if any; plaintiff’s negligence; the lack of an existence of a fiduciary or confidential relationship with the plaintiff; the causing of plaintiff’s damages, if any, by intervening events; and plaintiff’s fraudulent conduct. New Focus intends to conduct a vigorous defence of this lawsuit. The cross-complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief.

10.3                           Save as disclosed in the above two sub-paragraphs of this paragraph 10, neither New Focus, nor any of its subsidiaries, is or has been engaged in any legal or arbitration proceedings, including any such proceedings which are pending or threatened of which the Company is aware, which may have, or has had during the twelve months prior to the date hereof, a significant effect on the New Focus Group’s financial position.

11.                               Material Contracts of Bookham

11.1                           Except as disclosed or referred to in paragraphs 11.2 and 11.3 below:

(a)                                  no contracts other than contracts entered into in the ordinary course of business, or contracts that have been made available for inspection within the last two years and which are available for inspection as set out in paragraph 15 of this document have been entered into by any member of the Group within the two years immediately preceding the date of this document which are, or may be, material; and

(b)                                 no contracts have been entered into by any member of the Group, not being contracts entered into in the ordinary course of business, which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

11.2                           The following documents have been available for inspection within the last two years. These agreements are available for inspection as set out in paragraph 15 of this document:

(a)                                  the acquisition agreement dated 25 January 2001 between the Company, Bookham Acquisition Inc., Bookham Exchange Inc. and the shareholders of Measurement Microsystems, in relation to the acquisition of Measurement Microsystems;

(b)                                 the acquisition agreement dated 17 December 2001 between the Company, Marconi Optical Components Limited and Marconi Corporation plc, in relation to the acquisition of the optical components business of Marconi Optical Components Limited;

(c)                                  the non-exclusive supply agreement dated 1 February 2002 between the Company and Marconi Communications, Inc., a wholly owned subsidiary of Marconi plc;

(d)                                 the acquisition agreement dated 7 October 2002 between the Company and Nortel Networks relating to the acquisition of the optical amplifier and optical transmitter and receiver businesses from Nortel Networks (the “Nortel Business”);

(e)                                  the Series A unsecured loan notes of the Company and the Series B secured loan notes of the Company issued to certain Nortel Group Members on 8 November 2002, as part of the consideration for the Nortel Business;

(f)                                    the supply agreement dated 8 November 2002 between the Company and Nortel Networks;

(g)                                 the relationship deed dated 8 November 2002 between the Company and Nortel Networks, regulating the ongoing relationship between the Company and Nortel Networks;

(h)                                 the warrants over 9,000,000 Ordinary Shares issued by the Company to certain Nortel Group Members on 8 November 2002, as part of the consideration for the Nortel Business;

(i)                                     the registration rights agreement dated 8 November 2002 between the Company and Nortel Networks; and

(j)                                     the sponsor’s agreement dated 7 October 2002 between the Company and Morgan Stanley & Co Limited.

11.3                           In addition to the documents detailed in paragraph 11.2 above, the following agreements have been entered into by a member of the Group in the two years immediately prior to the publication of this document and are otherwise than in the ordinary course of business:

(a)                                  the Acquisition Agreement;

(b)                                 On 3 July 2003, the Company entered into an asset purchase agreement with Bookham Technology, Inc. and Cierra under which, inter alia, the Company acquired substantially all of the business, assets, properties and rights and certain identified liabilities of Cierra in consideration for:

•                                          3,071,484 Ordinary Shares;

•                                          up to 4,200,000 Ordinary Shares should the Cierra business meet a revenue target of at least $5 million in the 12 month period prior to 1 October 2004 or at least $8.5 million in the 12 month period prior to 1 October 2005.

Pursuant to the asset purchase agreement, Bookham agreed to indemnify Cierra against legal fees or expenses up to $1,000,000 in relation to a litigation claim brought against Cierra.

(c)                                  On 24 September 2003, the Company entered into an agreement and plan of merger with Bookham Technology, Inc., Ingrid Acquisition Corp. and Ignis under which, inter alia, the Company acquired the entire issued share capital of Ignis in consideration for:

•                                          8,020,816 Ordinary Shares;

•                                          48,836 warrants over Ordinary Shares; and

•                                          up to an additional 780,843 Ordinary Shares may be issued in early 2005 should Ignis meet a revenue target of at least $4 million for financial year 2004.

12.                               Material contracts relating to New Focus

12.1                           Except as disclosed or referred to in paragraph 12.2 below:

(a)                                  no contracts other than contracts entered into in the ordinary course of business, have been entered into by any member of the New Focus Group within the two years immediately preceding the date of this document which are, or may be, material; and

(b)                                 no contracts have been entered into by any member of the New Focus Group, not being contracts entered into in the ordinary course of business, which contain any provision under which any member of the New Focus Group has any obligation or entitlement which is material to the New Focus Group as at the date of this document.

12.2                           The following agreements have been entered into by a member of the New Focus Group in the two years immediately prior to the publication of this document and are otherwise in the ordinary course of business:

(a)                                  New Focus entered into an Asset Purchase Agreement with Finisar Corporation on 24 April 2002, as amended as of 10 May 2002, under which, inter alia, Finisar Corporation acquired the physical assets associated with New Focus’ passive optical component product line in consideration for 4,027,446 shares of Finisar Corporation common stock under the terms of the agreement. Under the terms of New Focus’ agreement to sell its passive optical component line to Finisar Corporation, New Focus is to receive guaranteed minimum royalties totaling $5.4 million. In the third quarter 2003 New Focus received $1.4 million as the first of three annual minimum royalty payments. New Focus is due to receive the remaining two annual minimum royalty payments of $2.0 million each in the third quarter 2004 and 2005;

(b)                                 On 23 May 2002, New Focus entered into an Asset Purchase Agreement with Intel Corporation, under which, inter alia New Focus sold its network tunable laser technology to Intel Corporation for $50 million in cash. Under the terms of New Focus’ agreement with Intel Corporation, New Focus agreed to indemnify Intel Corporation up to a maximum aggregate amount of $7 million for certain intellectual property claims incurred in connection with the sale of New Focus’ network tunable laser technology to Intel Corporation;

(c)                                  New Focus entered into an Agreement and Plan of Merger with JCA Technology, Inc., JCA Acquisition Corporation, James Chao and certain other shareholders of JCA Technology, Inc. dated as of 25 October 2000, as amended as of 21 December 2000 and 16 January 2001 under which New Focus acquired JCA Technology for consideration consisting of 10,033,556 shares of New Focus common stock and $75 million in cash. The Agreement and Plan of Merger contains a number of customary representations and warranties made by New Focus, JCA Technology, Inc., JCA Acquisition Corporation, James Chao and certain other shareholders of JCA Technology, Inc.;

(d)                                 New Focus entered into a Merger Agreement and Plan of Reorganization with, amongst others, Globe Y. Technology, Inc., Nectar Acquisition Corporation and Howard Yue dated as of 25 October 2000, as amended as of 7 February 2001 and 13 February 2001 under which New Focus acquired Globe Y. Technology, Inc. for consideration consisting of 1,055,264 shares of New Focus common stock. The Merger Agreement and Plan of Reorganization contains a number of customary representations and warranties made by New Focus, Globe Y. Technology, Inc, Howard Yue and Nectar Acquisition Corporation; and

(e)                                  New Focus entered into a Preferred Stock Rights Agreement dated 26 July 2001 and as amended as of 29 September 2003, with Equiserve Trust Company, N.A., pursuant to which New Focus issued a non-taxable dividend of one right for each share of its common stock held by stockholders of record as of the close of business on 31 August 2001. Each right will initially entitle stockholders to purchase for $40.00 a fractional share of the company’s preferred stock with economic terms similar to those of one share of the company’s common stock. The rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. If a person or group acquires or announces a tender or exchange offer that would result in the acquisition of fifteen percent or more of the company’s common stock while the stockholder rights plan remains in place, all rights holders, except the acquiring person or group, will be entitled to acquire the company’s common stock at a discount.

13.                               Proposed Directors’ Engagement Letters

13.1                           The Company will enter into a letter of engagement with Winston Fu on Completion which will provide for the appointment of him as a non-executive Director. The letter of engagement will provide that the Company or Dr. Fu will be able to terminate Dr. Fu’s appointment on not less than 6 months’ notice, subject to the Company having the right to terminate earlier in certain usual circumstances. Dr. Fu’s fees will be US$3,500 per annum plus a further fee of US$1,500 for each Board meeting he attends. Dr. Fu will also be entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board meetings.

13.2                           The Company will enter into a letter of engagement with Peter Bordui on Completion which will provide for the appointment of him as a non-executive Director. The letter of engagement will provide that the Company or Dr. Bordui will be able to terminate Dr. Bordui’s appointment on not less than 6 months’ notice, subject to the Company having the right to terminate earlier in certain usual circumstances. Dr. Bordui’s fees will be US$3,500 per annum plus a further fee of US$1,500 for each Board meeting he attends. Dr. Bordui will also be entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board meetings.

14.                               Availability of Listing Particulars

Copies of the Listing Particulars, are available upon request, free of charge in the UK from Bookham’s registered office at 90 Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom during normal business hours on any weekday (Saturdays,

Sundays and public holidays excepted) until the earlier of Completion or termination of the Acquisition Agreement. The Listing Particulars may also be inspected at the document viewing facility at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS or at the offices of Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ, United Kingdom during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) during the same period.

15.                               Documents for Inspection

Copies of the following documents may be inspected at the offices of Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ, United Kingdom during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the earlier of Completion or termination of the Acquisition Agreement:

15.1                           the memorandum of association of Bookham and the articles of association of Bookham;

15.2                           the audited consolidated accounts of Bookham for the periods ended 31 December 2000, 31 December 2001 and 31 December 2002 and the unaudited quarterly results for the nine months ended 28 September 2003;

15.3                           the audited consolidated accounts of New Focus for the periods ended 30 December 2000, 30 December 2001 and 29 December 2002, and the the Form 10Q filed with the SEC in relation to the nine months ended 28 September 2003;

15.4                           the letter from Ernst & Young LLP regarding the reconciliations of the financial information on New Focus to UK GAAP set out in Section E of Part V of the Listing Particulars;

15.5                           the letter from Ernst & Young LLP regarding the pro forma statement of net assets set out in Part VI of the Listing Particulars;

15.6                           the Proxy Statement/Prospectus;

15.7                           the circular to the Shareholders, including, inter alia, notice of the EGM;

15.8                           the written consent referred to in paragraph 11 of Part X of the Listing Particulars;

15.9                           the service agreements and letters of engagement referred to in Part VIII of the Listing Particulars;

15.10                     the material contracts referred to in paragraphs 11.2, 11.3 and 12.2 of this document;

15.11                     the Listing Particulars; and

15.12                     this document.

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“Acquisition”	the acquisition of the entire issued shares of common stock, par value $0.001 per share, of New Focus pursuant to the Acquisition Agreement
“Acquisition Agreement”	the acquisition agreement dated 21 September 2003 between Bookham, Budapest Acquisition Corp. and New Focus
“American Depositary Shares” or “ADSs”	the American Depositary Shares each representing one Ordinary Share and evidenced by American Depositary Receipts quoted on the NASDAQ National Market
“Board”	the board of Directors of the Company from time to time
“Cierra”	Cierra Photonics, Inc.
“common stock”	the US equivalent of ordinary shares in a UK company
“Company” or “Bookham”	Bookham Technology plc
“Completion”	completion of the Acquisition
“Consideration Shares”	78,379,716 Ordinary Shares to be issued to the New Focus Stockholders on Completion pursuant to the Acquisition Agreement, which will rank pari passu in all respects with the Existing Shares
“Director” or “Directors”	a director or the directors of the Company
“Enlarged Group”	the Group, including New Focus and its subsidiary undertakings
“Existing Shares”	the issued Ordinary Shares of the Company as at the date of this document
“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of Bookham to be convened at 10.00 a.m. on 5 March 2004 (and any adjournment thereof) for the purpose of approving the Acquisition and related matters
“FSMA”	the Financial Services and Markets Act 2000
“Group”	Bookham and its subsidiary undertakings
“Ignis”	Ignis Optics, Inc.
“Listing Rules”	the listing rules made by the UK Listing Authority under FSMA
“London Stock Exchange”	the London Stock Exchange plc
“Measurement Microsystems”	Measurement Microsystems A-Z, Inc.
“New Focus”	New Focus, Inc.
“New Focus Group”	New Focus and its subsidiary undertakings
“New Focus Options”	the options over New Focus common stock granted under the New Focus, Inc. 2000 Director Option Plan, the New Focus, Inc. 2000 Stock Plan and the New Focus, Inc. 2001 Stock Plan
“New Focus Stockholders”	holders of shares of common stock in New Focus
“Nortel Group”

Nortel Networks and: (i) any subsidiary undertaking of Nortel Networks from time to time; or (ii) any other person of which Nortel Networks or any subsidiary undertaking of Nortel Networks from time to time is able to exercise management control or is otherwise interested from time to time other than the Company or any Group, and “Nortel Group Member” shall be construed accordingly

“Nortel Networks”	Nortel Networks Corporation
“Official List”	the official list of UK listed securities maintained by the UK Listing Authority pursuant to the Financial Services and Markets Act 2000
“Ordinary Shares”	the ordinary shares of 1/3p each in the capital of Bookham
“Proposed Directors”	Winston Fu and Peter Bordui
“Proxy Statement/Prospectus”	the proxy statement/prospectus distributed to New Focus Stockholders in connection with their approval of the Acquisition
“£” and “p”	the lawful currency of the UK
“Resolutions”	the resolutions to be proposed at the Extraordinary General Meeting
“SEC”	Securities and Exchange Commission
“Shareholders”	Shareholders of the Company
“UK Listing Authority”	the Financial Services Authority as the competent authority for listing in the UK
“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland
“United States” or “US”

the United States of America including each state therein, the District of Columbia, Puerto Rico, the United States Virgin Islands and each of the other territories and possessions of the United States of America

“US$” or “$”	the lawful currency of the United States